UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated October 4, 2019

Commission File Number 001-35785

Sibanye Gold Limited

(Translation of registrant’s name into English)

Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road, Bridgeview House, Ground Floor,
Weltevreden Park, 1709
South Africa

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Sibanye Gold Limited is filing this Report on Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sibanye Gold Limited

Date: October 4, 2019	By:	/s/ Charl Keyter
		Name:	Charl Keyter
		Title:	Chief Financial Officer

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Unaudited condensed consolidated interim financial statements of Sibanye Gold Limited for the six months ended June 30, 2019

99.2	Unaudited condensed consolidated interim financial statements of Lonmin Limited (previously Lonmin Plc) and its subsidiaries as at and for the six-month periods ended March 31, 2019 and 2018

99.3	Audited consolidated financial statements of Lonmin Limited (previously Lonmin Plc) and its subsidiaries as at and for the years ended September 30, 2018, 2017 and 2016

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document